TSMC Reports Third Quarter EPS of NT$3.90

Hsinchu, Taiwan, R.O.C., Oct. 17, 2019 -- TSMC today announced consolidated revenue of NT$293.05 billion, net income of NT$101.07 billion, and diluted earnings per share of NT$3.90 (US$0.62 per ADR unit) for the third quarter ended September 30, 2019.

Year-over-year, third quarter revenue increased 12.6% while net income and diluted EPS both increased 13.5%.  Compared to second quarter 2019, third quarter results represented a 21.6% increase in revenue and a 51.4% increase in net income.  All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $9.40 billion, which increased 10.7% year-over-year and increased 21.3% from the previous quarter.

Gross margin for the quarter was 47.6%, operating margin was 36.8%, and net profit margin was 34.5%.

In the third quarter, shipments of 7-nanometer accounted for 27% of total wafer revenue and 10-nanometer process technology contributed 2% while 16-nanometer accounted for 22%. Advanced technologies, defined as 16-nanometer and more advanced technologies, accounted for 51% of total wafer revenue.

“Our third quarter business benefited from new product launches both in premium smartphones and high performance computing applications using TSMC’s industry-leading 7-nanometer technology,” said Wendell Huang, VP and Chief Financial Officer of TSMC.  “We expect the strength of demand for our 7-nanometer technology will continue, driven by high-end smartphones, initial 5G deployment and HPC-related applications. Based on our current business outlook, management expects the overall performance for fourth quarter 2019 to be as follows”:

•   Revenue is expected to be between US$10.2 billion and US$10.3 billion;

And, based on the exchange rate assumption of 1 US dollar to 30.6 NT dollars,

•   Gross profit margin is expected to be between 48% and 50%;

•   Operating profit margin is expected to be between 37% and 39%.

The management further expects the 2019 capital budget to be between US$14 billion and US$15 billion.

TSMC’s 2019 third quarter consolidated results:
	(Unit: NT$ million, except for EPS)
	3Q19 Amount[a]	3Q18 Amount	YoY Inc. (Dec.) %	2Q19 Amount	QoQ Inc. (Dec.) %
Net sales	293,045	260,348	12.6	240,999	21.6
Gross profit	139,412	123,367	13.0	103,730	34.4
Income from operations	107,887	95,245	13.3	76,304	41.4
Income before tax	112,336	98,897	13.6	80,545	39.5
Net income	101,070	89,072	13.5	66,765	51.4
EPS (NT$)	3.90[b]	3.44[b]	13.5	2.57[b]	51.4
a: 3Q2019 figures have not been approved by Board of Directors b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry’s leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with global capacity of more than 12 million 12-inch equivalent wafers per year in 2019, and provides the broadest range of technologies from 2 micron all the way to foundry’s most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities and the first to commercialize Extreme Ultraviolet (EUV) lithography technology in delivering customer products to market in high volume. TSMC is headquartered in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Tel: 886-3-568-2085 Mobile: 866-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com